SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No.___)*

Intra-Cellular Therapies, Inc.

(Name of Issuer)
Common Stock, par value 0.0001 per share

(Title of Class of Securities)
None

(CUSIP Number)
Dean A. Shigenaga
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101
(626) 578-0777

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)
August 29, 2013

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	1. Names of reporting persons.
	Alexandria Real Estate Equities, Inc.
	2. Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
	3. SEC use only
	4. Citizenship or place of organization	Maryland
Number of shares beneficially owned by each reporting person with:	5. Sole voting power	—
	6. Shared voting power	1,283,856
	7. Sole dispositive power	—
	8. Shared dispositive power	1,283,856
	9. Aggregate amount beneficially owned by each reporting person	1,283,856
	10. Check if the aggregate amount in row (9) excludes certain shares (see instructions)	☐
	11. Percent of class represented by amount in row (9)	5.8	(1)
	12. Type of reporting person (see instructions)	CO

(1)
Based upon 22,134,647 shares of the Issuer's Common Stock, 0.0001 par value per share, issued and outstanding on August 29, 2013, as reported on the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2013.

	1. Names of reporting persons.
	Alexandria Equities, LLC
	2. Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
	3. SEC use only
	4. Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:	5. Sole voting power	—
	6. Shared voting power	1,283,856
	7. Sole dispositive power	—
	8. Shared dispositive power	1,283,856
	9. Aggregate amount beneficially owned by each reporting person	1,283,856
	10. Check if the aggregate amount in row (9) excludes certain shares (see instructions)	☐
	11. Percent of class represented by amount in row (9)	5.8	(2)
	12. Type of reporting person (see instructions)	OO

(2)
Based upon 22,134,647 shares of the Issuer's Common Stock, 0.0001 par value per share, issued and outstanding on August 29, 2013, as reported on the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 5, 2013.

Item 1(a)	Name of issuer: Intra-Cellular Therapies, Inc.

Item 1(b)	Address of issuer’s principal executive offices:
3690 Broadway
New York, New York 10032

Item 2(a)	Name of person filing:
This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):
(1)    Alexandria Real Estate Equities, Inc.
(2)    Alexandria Equities, LLC

Item 2(b)	Address of principal business office or, if none, residence: The address of each of the Reporting Persons is:
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101

Item 2(c)	Citizenship:
Alexandria Real Estate Equities, Inc.:    Maryland
Alexandria Equities, LLC:        Delaware

Item 2(d)	Title of class of securities: Common Stock, par value 0.0001 per share

Item 2(e)	CUSIP No.: None

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
(l) If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:
The shares reported below are held directly by Alexandria Equities, LLC.

Reporting Person	(i)	(ii)	(iii)	(iv)	(v)	(vi)
Alexandria Real Estate Equities, Inc.	0	1,283,856	0	1,283,856	1,283,856	5.8%
Alexandria Equities, LLC	0	1,283,856	0	1,283,856	1,283,856	5.8%

________________________________________

(i)    Sole power to vote or direct the vote
(ii)    Shared power to vote or to direct the vote
(iii)    Sole power to dispose or to direct the disposition of
(iv)    Shared power to dispose or to direct the disposition of
(v)    Total amount of beneficial ownership.
(vi)    Percentage of class

Item 5	Ownership of five percent or less of a class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of more than five percent on behalf of another person:
Not applicable.

Item 7	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:
Alexandria Equities, LLC is the wholly owned subsidiary of Alexandria Real Estate Equities, Inc., which has the exclusive power to vote and dispose of shares directly owned by Alexandria Equities, LLC.

Item 8	Identification and classification of members of the group:
See Item 7.
Joel S. Marcus, the Chief Executive Officer of Alexandria Real Estate Equities, Inc., is a member of the board of directors of the issuer and beneficially owns securities of the issuer. The reporting persons disclaim membership in a group with Mr. Marcus and disclaim any beneficial ownership of the securities held by Mr. Marcus. Mr. Marcus has no beneficial ownership in the shares reported in this Statement on Schedule 13G, except to the extent of his underlying pecuniary interest therein.

Item 9	Notice of dissolution of group:
Not applicable.

Item 10	Certification:
By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
DATED: September 9, 2013

ALEXANDRIA REAL ESTATE EQUITIES, INC.

By:	/s/ Dean A. Shigenaga
Dean A. Shigenaga
Executive Vice President
Chief Financial Officer

ALEXANDRIA EQUITIES, LLC

By:	/s/ Dean A. Shigenaga
Dean A. Shigenaga
Executive Vice President
Chief Financial Officer